Li He Partner +852 2533 3306 li.he@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

November 7, 2022

Re:	Atour Lifestyle Holdings Limited Amendment No. 8 to Registration Statement on Form F-1 Filed October 3, 2022 CIK No. 0001853717

Mr. Frank Knapp

Mr. Robert Telewicz

Mr. Ronald (Ron) E. Alper

Ms. Brigitte Lippmann

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Frank Knapp, Mr. Robert Telewicz, Mr. Ronald (Ron) E. Alper and Ms. Brigitte Lippmann:

On behalf of Atour Lifestyle Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 21, 2022 on the Company’s amendment no. 8 to the registration statement on Form F-1 filed on October 3, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filling amendment no. 9 to the Registration Statement on Form F-1 (“Registration Statement Amendment No. 9”) and certain exhibits via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. It has included page numbers to refer to the location in Registration Statement Amendment No. 8 where the disclosure addressing a particular comment appears.

Subject to the Staff's review and market conditions, the Company currently expects to price the offering as early as after market closes on November 10, 2022. The Company would greatly appreciate the Staff's assistance in meeting its desired timetable.

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Amendment No. 8 to Registration Statement on Form F-1

Our Summary Consolidated Financial Data and Operating Data

Selected Quarterly Results of Operations, page 20

1. Please revise your registration statement to provide context for the preliminary key operating data for the three months ended September 30, 2022 disclosed on pages 20 and 21, including ADR and RevPAR, by providing an indication of profitability during the same period that would balance your disclosure.

The Company respectfully advises the Staff that the full financial statements for the nine months ended September 30, 2022 including the related notes are not yet available, which are not required by Form F-1 and Form 20-F. Nevertheless, in response to the Staff's comment, the Company has revised the disclosures to include selected unaudited financial data for the nine months ended September 30, 2022 to give investors a more balanced understanding of its results of operations including profitability. These selected unaudited financial data were prepared by the Company's management based upon information available to it as of the date hereof and are not necessarily indicative of the Company's operating results for any future period.

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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Rui Zhao, Chief Financial Officer Atour Lifestyle Holdings Limited Allen Wang, Esq. Latham & Watkins LLP Kevin Huang Linda Gu KPMG Huazhen LLP

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